ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

September 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Jeff Long

Re:	Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund) (File No. 811-23728)

Dear Mr. Long:

This letter responds to comments provided via telephone on August 5, 2024, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to a review of the Form N-CSR for the period ended March 31, 2024 filed on June 7, 2024 (SEC Accession No. 0001580642-24-003113) (the “N-CSR”) with respect to the Fund. Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the N-CSR.

1.	Comment: The Staff noted that the Fund’s Portfolio of Investments includes restricted securities. On a prospective basis please include the disclosure required for such securities pursuant to Rule 12-12 of Regulation S-X.

Response: The Fund will include the referenced disclosures in future Form N-CSR filings.

2.	Comment: In reference to the “Notes to Financial Statements,” the Staff noted that the Fund discusses unfunded commitments to Portfolio Funds on an aggregate basis. Please (i) explain why the Fund does not list each unfunded commitment separately by portfolio fund in accordance with AICPA Investment Company Expert Panel Meeting minutes from January 2006, and (ii) that each unfunded commitment is fair valued.

Response: The Fund confirms that each unfunded commitment is fair valued in accordance with FASB ASC 820 “Fair Value Measurement.”

The Fund has considered the comments discussed at the January 2006 AICPA Investment Company Expert Panel Meeting which were provided with respect to investments in senior loans where a registered investment company may “might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.” Specifically, that “[s]uch unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.” The Fund notes that, unlike commitments to unfunded senior loans, unfunded commitments to Portfolio Funds generally do not have “value” (i.e., unrealized appreciation or depreciation) to the Fund. The Fund notes that when the Fund’s committed capital is called, the capital is invested in the Portfolio Fund at fair value (i.e., no pre-existing gain or loss is recognized), and during a secondary market transaction, the unfunded commitment is not considered in determining a transaction price. For the foregoing reasons, the Fund respectfully declines to list each unfunded commitment separately.

1

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Kevin Callahan, Fairway Capital Management, LLC
Gregory C. Davis, Ropes & Gray LLP
Paulita A. Pike, Ropes & Gray LLP

2